Filed by Nuveen Pennsylvania Investment Quality Municipal Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Nuveen Pennsylvania Investment Quality Municipal Fund

Commission File No. 811-06265

Nuveen Pennsylvania Premium Income Municipal Fund 2

Commission File No. 811-07482

Nuveen Pennsylvania Dividend Advantage Municipal Fund

Commission File No. 811-09457

Nuveen Pennsylvania Dividend Advantage Municipal Fund 2

Commission File No. 811-10549

Nuveen Pennsylvania Investment Quality Municipal Fund (NQP)

Nuveen Pennsylvania Premium Income Municipal Fund 2 (NPY)

Nuveen Pennsylvania Dividend Advantage Municipal Fund (NXM)

Nuveen Pennsylvania Dividend Advantage Municipal Fund 2 (NVY)

IMPORTANT NOTICE:

Please exercise your right to vote as soon as possible!

Dear Shareholder:

We recently sent you proxy materials concerning important proposals affecting your fund, which will be considered at an Annual Meeting of Shareholders of the fund on Friday, November 22, 2013 at the offices of Nuveen Investments. This letter was sent because you held shares in the fund on the record date and we have not received your vote.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” THE PROPOSALS

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY

COMMUNICATIONS WITH SHAREHOLDERS AND ELIMINATES PHONE CALLS

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

The proxy materials we sent you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. If you have any questions regarding the proposal(s), or need assistance with voting, you may call Computershare Fund Services, the fund’s proxy solicitor, toll free at 1-888-916-1753.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.